

Mail Stop 7010

October 24, 2008

InterAmerican Acquisition Group Inc.
Attention: William C. Morro, Chief Executive Officer
2918 Fifth Avenue South, Suite 209
San Diego, California 92103

Re: **InterAmerican Acquisition Group Inc.**
Amendment No. 1 to Registration Statement on Form S-4
Filed October 16, 2008
File No. 333- 152977

Dear Mr. Morro:

We have reviewed your filing and have the following comments.

General

1. We note your response to comment one in our letter dated September 10, 2008 and the revisions you have made to the filing. It appears to us, however, that the clarifications sought by that comment have not been made to the "Questions and Answers" disclosures. Please revise these disclosures to provide the requested clarifications or advise us why you believe the existing disclosures are adequate.

2. We note your response to comment three in our letter dated September 10, 2008, and we have reviewed the projections and forecasts that you have provided. Please tell us what consideration you have given to including these projections and forecasts in the filing since they appear material and since it appears the board relied on them in connection with approving the transaction.

3. We note your response to comment eight in our letter dated September 10, 2008. It remains unclear how management has concluded that CNG audited financial statements are not required. We note that CNC securities are being registered in the S-4 and that CNC is succeeding to the business of Sing Kung. Please clarify your compliance with Article 8-02 of Regulation S-X.

Notice of Special Meeting of Stockholders, page 3

4. We note your response to comment nine in our letter dated September 10, 2008 and the revisions you have made to the letter. Notwithstanding these revisions, we continue to

believe that the first bullet is vague. At a minimum, please revise the first bullet to disclose that the adoption of the transactions contemplated by the purchase agreement is in connection with your acquisition of Sing Kung and its business operations in China.

Questions and Answers About the Meeting, page 9

Will the IAG stockholders be taxed as a result of the redomestication merger?, page 12

5.   We note your response to comment 12 in our letter dated September 10, 2008 and the revisions you have made to the following disclosures in the filing:

- "Will the IAG stockholders be taxed as a result of the redomestication merger?" on page 12

- "Will IAG be taxed on the redomestication merger?" on page 12;

- "Material United States Federal Income Tax Consequences of the Redomestication Merger and Stock Purchase" on page 33;

- "Certain Material United States Federal Income Tax Consequences of the Stock Purchase" on page 80; and

- "Material United States Federal Income Tax Consequences of the Redomestication Merger" on page 99.

In all of these disclosures, you continue to use "should/should not" formulations to describe material tax consequences. Counsel must disclose firm conclusions with respect to material tax consequences. Accordingly, please revise your disclosures to use "will/will not" formulations. If you believe counsel cannot properly use "will/will not" formulations because there is doubt as to the material tax consequences of the transactions due to a lack of legal authority or conflicting legal authority, please describe this uncertainty, in detail, in your disclosures and in the tax opinion and provide appropriate risk factor disclosure setting forth the risks to investors engendered by this uncertainty.

Consideration of the Stock Purchase Transaction, page 59

Background of the Stock Purchase, page 59

6.   We note your response to comment 14 in our letter dated September 10, 2008. As previously requested, please disclose the PE ratio for Sing Kung at the time the comparable company PE ratios were calculated.

Valuation information considered by the IAG board . . . ., page 74

7.   We note your response to comment 21 in our letter dated September 10, 2008. As previously requested, please define the term "enterprise value."

Management's Discussion and Analysis, page 140

Overview, page 140

8.   We note your response to comment 32 in our letter dated September 10, 2008. We note the disclosure on page 145 that warranty costs are not reasonably determinable. The guidance in Question 1(c) of SAB 13.A.3.b suggests that deferral may be appropriate for the corresponding holdback (5%) revenue. The company's short operating history and absence of significant cash collections are also noted. Please revise to clearly demonstrate compliance with the SAB.

9.   We note your response to comment 33 in our letter dated September 10, 2008. The disclosure on page 147 states that "Approximately 84% of the total project revenue has been paid by the customer". There is a concern that readers may not fully understand this disclosure given that the receivables reflected in the financial statements appear to exceed the corresponding revenue amounts, suggesting that none of the revenue has been collected. Please provide a disclosure to clarify this issue.

Results of Operations, page 143

10.   We note your response to comment 36 in our letter dated September 10, 2008. As previously requested, please disclose in MD&A the expected effective tax rate for the next 12 months and the specific factors supporting that estimate.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 170

11.   We note your response to comment 38 in our letter dated September 10, 2008. The disclosure in Note 15 on page FII-21 states that Sing Kung negotiated an agreement on 8/6/08 to purchase a 100% equity interest in Shanghai New Century (SNC) for $7,734,782. This purchase price appears to be substantially less than the net carrying amount of SNC on the Sing Kung 6/30/08 Balance Sheet on page FII-4. There is a concern that the carrying value of the SNC assets may be materially overstated. Please revise the financial statements or provide clarifying disclosure.

Sing Kung Financial Statements

1. Organization and Principal Activities, page FII-8

12.   We note your response to comment 44 in our letter dated September 10, 2008. It remains unclear how the "VIE Agreements" support consolidation under FIN 46(R). We

understand that Sing Kung, through its subsidiary CCI, has a 10 year 100% voting interest over SNC pursuant to the 12/27/07 Voting Rights Proxy Agreement. However, it does not appear that CCI has made any material investment in SNC, and that the majority of any SNC losses would continue to be absorbed by the 2 individuals that actually own the 100% equity interest in SNC. Please revise the financial statements or clarify your compliance with paragraphs 14-15 of FIN 46(R). Clarify also the dollar amount of consulting fees that were incurred by SNC during the 6 months ended 6/30/08 under its 12/27/08 consulting contract with CCI. Further, please file the contracts as previously requested given that the information therein is material to an understanding of the development of the business.

13. BT Project Receivables, page FII-20

13.   We note your response to comment 49 in our letter dated September 10, 2008. Please revise MD&A to provide readers with a more complete understanding of the expected timing of cash receipts from revenue generating activities. For example, please disclose the month when the $1,480,452 of revenue reported on page FII-48 was collected in cash. Disclose also why the receivables balances on page FII-47 substantially exceed the revenue balances on page FII-48 and whether this means that none of the 2006 and 2007 revenues had been collected by 12/31/07. Disclose how much of the $44 million revenue balance reported on page FII-5 has subsequently been collected in cash. Disclose why the $45,964,464 unbilled revenue balance on page FII-4 exceeds the revenue balance on page FII-5. For the portions of the 6/30/08 $45.9 million unbilled revenue and $7.8 million BT receivables balances that have not been collected, disclose the amounts expected to be collected by 6/30/09; 6/30/10; and thereafter. Disclose also the basis for these estimates including specific discussion of relevant contract milestones. Amounts that are not expected to be collected within 12 months should not be classified as current assets. See Section 501.13.a of the Financial Reporting Codification.

14.   Please disclose in MD&A how management expects to pay its $39.9 million current liability balance (page FII-4) given the negative operating cash flows and the $12.9 million cash balance.

Part II

Item 22. Undertakings

15.   We note your response to comment 55 in our letter dated September 10, 2008. Please tell us why you have included the undertakings contained in Item 512(a) of Regulation S-K for securities registered pursuant to Rule 415 under the Securities Act.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Al Pavot, staff accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Dieter King, staff attorney, at (202) 551-3338 or the undersigned at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Legal Branch Chief

Cc: Christopher S. Auguste, Esq. (Via Facsimile 212-715-8277)